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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         NORTHSTAR HEALTH SERVICES, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    666903109

                                 (CUSIP Number)

                                Thomas W. Zaucha
                    The Committee to Protect Northstar Health
                              100 Lafayette Street
                                Indiana, PA 15701


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10
------------------------

*        Initial filing with respect to Joseph F. Micallef and Basil J.
         Asciutto.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
         Schedule 13D.



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                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph F. Micallef

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  PF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e).

6        Citizenship or Place of Organization

                  United Stated of America

                           7        Sole Voting Power
 Number of                                  40,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By
   Each
Reporting
  Person                   9        Sole Dispositive Power
   With                                     40,000

                           10       Shared Dispositive Power



11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           40,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.64%

14       Type of Reporting Person*
                           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Basil J. Asciutto

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

6        Citizenship or Place of Organization

                  New York limited partnership

                           7        Sole Voting Power
 Number of                                  20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           20,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.32%

14       Type of Reporting Person*
                           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.

Item 1 of the Amendment No. 1 (as defined below) is hereby amended as follows.

This Amendment No. 2 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Northstar Health Services, Inc., a Delaware corporation (the "Issuer" or the "Company"), with principal executive offices located at The Atrium, 665 Philadelphia Street, Indiana, PA 15701. This Amendment No. 2 supplements and amends Amendment No. 1 to Schedule 13D dated February 6, 1997 ("Amendment No. 1") filed by Thomas W. Zaucha, one of the Reporting Persons (as defined herein). Amendment No. 1 is supplementally amended as follows.

Item 2.       Identity and Background.

The list of reporting persons in Item 2 of the Amendment No. 1 is hereby amended and supplemented to include the following persons.

This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Thomas W. Zaucha ("Mr. Zaucha"),

         ii)      Joseph F. Micallef ("Mr. Micallef"),

         iii)     Basil J. Asciutto ("Mr. Asciutto"), and

         iv)      Commonwealth Associates, L.P. ("Commonwealth").

Mr. Micallef

The principal occupation of Joseph F, Micallef, a United States Citizen, is his position as Chairman of the Board of Directors and Chief Executive Officer of Associated Sales Tax Consultants Incorporated. The principal business of Associated Sales Tax Consultants Incorporated is professional tax consulting specializing in sales and use tax audits in California. The principal address of Associated Sales Tax Consultants Incorporated is 3353 Bradshaw Road, Suite 106, Sacramento, CA 95827.

Mr. Asciutto

The principal occupation of Basil J. Asciutto, a United States Citizen, is his position as Chief Operating Officer of Commonwealth Associates, L.P. ("Commonwealth Associates"). The principal business of Commonwealth Associates is acting as a registered broker-dealer providing investment banking and brokerage services. The address of its principal office and business is 733 Third Avenue, New York, NY 10017.

During the past five years, none of the Reporting Persons, the general partner of any such limited partnership nor any executive officer or director of such general partner ultimately in control of such limited partnership, to the knowledge of the Reporting Persons, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining

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future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Sources and Amounts of Funds or Other Consideration.

Item 3 of the Amendment No. 1 is hereby supplemented by adding the following to the end thereof:

Mr. Asciutto. Mr. Asciutto expended approximately $31,250 of his personal funds to purchase the Common Stock which is reported in Item 5(c) as having been purchased for his account during the past 60 days.


Item 4.       Purpose of Transaction.

Item 4 of the Amendment No. 1 is hereby supplemented by adding the following to the end thereof:

                 On February 18, 1997, Mr. Micallef and Mr. Asciutto became members of the Committee to Protect Northstar Health (the "Committee"). The Committee is comprised of Thomas W. Zaucha, Mr. Micallef and Mr. Asciutto. As of the date hereof, Committee members own an aggregate of 1,009,958 shares of the Company's Common Stock, representing approximately 16.21% of the Company's shares currently outstanding.

                 The Committee filed a preliminary consent statement on Schedule 14A with the Securities and Exchange Commission on February 7, 1997 and a revised preliminary consent statement on Schedule 14A on February 19, 1997. The Committee also filed additional preliminary materials on Schedule 14A with the Securities and Exchange Commission on February 11, 1997 and on February 20, 1997.

                  On February 10, 1997, Mr. Zaucha filed a Complaint for Declaratory and Injunctive Relief (the "Complaint") in the Court of Chancery of the State of Delaware in and for New Castle County. In the Complaint, Mr. Zaucha seeks declaratory and injunctive relief that the By-law amendments (as defined below) are invalid and that the other Board Members may not enforce them. The Northstar Board-approved By-law amendments purport to: (i) eliminate the right of stockholders to call a special meeting of stockholders; (ii) eliminate the right of stockholders to act by written consent; (iii) eliminate the right of stockholders to remove directors without cause; and (iv) eliminate the right of a majority of stockholders to remove any director by requiring a two-thirds vote of the outstanding shares of common stock (collectively, the "By-law amendments"). Specifically, the Complaint requests that an order be entered:
                  (i)     declaring the By-law amendments invalid and
                          unenforceable;
                  (ii) declaring that Mr. Zaucha retains the right to act by written consent as provided for in Section 228 of the Delaware General Corporation Law including the right to amend the By-laws, to eliminate the classified board, to remove directors without cause, and to fill vacancies or newly-created directorships on the Company's Board;
                  (iii) declaring that the current directors may be removed without cause by the majority consent of the outstanding stock;
                  (iv) enjoining the current directors from taking any action to enforce the By-law amendments;


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                  (v)     enjoining the current directors from seeking to
                          enforce the By-law amendments in any other court;
                  (vi) awarding to Mr. Zaucha the costs and disbursements of this action, including reasonable attorneys' fees; and
                  (v) granting such other and further relief as the Court deems just and proper.


Item 5.       Interest in Securities of the Issuer.

Item 5 of the Amendment No. 1 is hereby supplemented and amended as follows:

              (a) (i) On the date of this Statement, the Reporting Persons may be deemed collectively to beneficially own 1,031,455 shares of Common Stock, or 16.6% of the outstanding shares of Common Stock.

              (iv) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Micallef may be deemed a beneficial owner is 40,000 shares (approximately 0.64% of the Common Stock outstanding). All such shares of Common Stock of the Company are held by Mr. Micallef as sole beneficial owner.

              (v) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Asciutto may be deemed a beneficial owner is 20,000 shares (approximately 0.32% of the Common Stock outstanding). All such shares of Common Stock of the Company are held by Mr. Asciutto as sole beneficial owner.


              (b)(v) Mr. Micallef may be deemed to have sole voting power and dispositive power over 40,000 shares of Common Stock.

              (vi) Mr. Asciutto may be deemed to have sole voting power and dispositive power over 20,000 shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Amendment No. 1 is supplemented by adding the following to the end thereof:

          (vii) Mr. Micallef has requested that he be considered as a candidate to fill a vacancy on the Northstar Board of Directors in the event the Committee's solicitation of written consents from the holders of shares of Common Stock is successful. In that event, this request will be considered in due course by the Board.

          (vi) Mr. Micallef intends to vote his shares of Common Stock in favor of the measures required by Item 4 above.

          (vi) Mr. Asciutto intends to vote his shares of Common Stock in favor of the measures required by Item 4 above.



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Item 7.       Material to Be Filed as Exhibits

Item 7 of the Amendment No. 1 is hereby amended by adding the following to the end thereof:

1. Joint Filing Agreement, dated February 21, 1997, pursuant to Rule 13d-f(1) between Thomas W. Zaucha, Joseph F. Micallef, Basil J. Asciutto and Commonwealth Associates, L.P.


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                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 21, 1997            THOMAS W. ZAUCHA



                                    /s/ Thomas W. Zaucha
                                    Thomas W. Zaucha



Date:  February 21, 1997            JOSEPH F. MICALLEF



                                    /s/ Joseph F. Micallef
                                    Joseph F. Micallef



Date:  February 21, 1997            BASIL J. ASCIUTTO



                                    /s/ Basil J. Asciutto
                                    Basil J. Asciutto



Date:  February 21, 1997            COMMONWEALTH ASSOCIATES, L.P.

                                    By:  Commonwealth Associates Management
                                           Company, Inc., its general partner


                                    By: /s/ Basil Asciutto
                                        Name:  Basil Asciutto
                                        Title: Chief Operating Officer


                                    By:  /s/ Joseph Wynne
                                        Name:  Joseph Wynne
                                        Title: Chief Financial Officer


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                                 EXHIBIT INDEX

                                                                            Page

A.  Recent Transactions in the Common Stock of Northstar Health Services,    10
    Inc.



B.  Joint Filing Agreement, dated February 21, 1997, between Thomas W.       11
    Zaucha, Joseph F. Micallef, Basil J. Asciutto and Commonwealth
    Associates, L.P.